Orezone Resources Inc.
(A Development Stage Company)

Unaudited Interim Consolidated Financial Statements

(in U.S. dollars)

For the three and nine month periods ended September 30, 2008

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in United States dollars)

	Notes	September 30, 2008	December 31, 2007
		(unaudited)	(audited)
		$	$
ASSETS
Current assets
Cash and cash equivalents		37,979,529	53,204,946
Sales taxes and other receivables		95,336	129,427
Prepaid expenses and other assets		1,004,593	466,672

		39,079,458	53,801,045

Sales taxes receivable	3	1,019,591	791,644
Deferred financing costs	13	2,086,656	-
Investments	4	121,752	7,065,335
Mining interests	5	318,037,214	249,417,089

		360,344,671	311,075,113

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		11,331,018	4,881,220
Short-term debt	6	39,058,090	-

		50,389,108	4,881,220

Long-term debt	6	6,733,047	-

		57,122,155	4,881,220

SHAREHOLDERS’ EQUITY
Capital stock
Common shares, without par value	7	319,894,112	318,618,681
Contributed surplus	7	4,968,105	3,429,253
Equity component of convertible instrument	6 (b)	2,860,494	-
Accumulated other comprehensive income	9	175,335	1,698,061
Deficit		(24,675,530)	(17,552,102)

		303,222,516	306,193,893

		360,344,671	311,075,113

COMMITMENTS	5	76,971,715

Nature of Operations and Going Concern (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

Signed on behalf of the Board of Directors

“Ronald N. Little”

“Alain Krushnisky”

Director

Director

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited, Expressed in United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2008	2007	2008	2007
		$	$	$	$
Administrative expenses
Salaries, benefits and consulting fees		344,206	213,047	1,217,454	510,907
Stock-based compensation	7 (b)	269,985	315,515	732,384	783,460
Public relations and travel		3,862	62,927	301,808	231,670
Office, general and administrative		116,311	59,297	399,814	171,569
Audit, legal and professional fees		64,285	(5,658)	462,029	59,929
Public company costs		72,181	53,457	226,827	174,008
Amortization of capital assets		6,561	2,699	14,883	11,035

		877,391	701,284	3,355,199	1,942,578

Other items
Write-off of deferred exploration costs	5	(1,961,405)	(673,528)	(4,889,260)	(2,047,162)
Write-off of mineral property acquisition costs		-	(35,000)	-	(35,000)
Foreign exchange (loss) gain		(50,027)	286,613	(25,195)	518,288
Other income		-	15,422	12,791	145,814
Interest income		80,049	108,932	548,769	588,095
Interest on short-term debt		(438,254)	-	(438,254)	-
Interest on long-term debt	12	(344,898)	-	(344,898)	-
Gain on sale of available-for- sale investments		-	364,520	1,680,650	592,188
(Loss) gain in fair value of investments held for trading		-	(13,244)	(211,368)	26,650
Capital tax expense		-	-	(101,464)	-

Net loss		(3,591,926)	(647,569)	(7,123,428)	(2,153,705)

Deficit, beginning of period		(21,083,604)	(16,004,126)	(17,552,102)	(14,799,836)
Adjustment to opening deficit:
Unrealized gain in fair value of investments held for trading upon adoption of new accounting standard at January 1, 2007		-	-	-	301,846

Deficit, end of period		(24,675,530)	(16,651,695)	(24,675,530)	(16,651,695)

Net loss per common share
Basic and diluted		(0.01)	(0.00)	(0.02)	(0.02)

Weighted average number of shares outstanding
Basic and diluted		357,156,155	133,715,441	356,682,106	133,443,598

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Deferred Exploration and Development Costs

(Unaudited, Expressed in United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2008	2007	2008	2007
		$	$	$	$

Balance, beginning of period	5	42,978,980	24,348,928	32,016,005	21,080,941

Additions
Drilling and assaying		801,387	971,729	4,739,311	2,904,676
Engineering and consultants		1,790,170	188,962	5,298,967	1,026,789
Salary and employee costs		2,061,424	294,480	4,163,993	934,176
Stock-based compensation		57,651	36,435	288,970	193,024
Fuel and oil		406,731	114,016	896,702	308,482
Freight		716,405	7,370	740,326	32,868
Field supplies and equipment		832,468	84,853	1,851,283	281,746
Food and water		200,961	30,045	578,311	131,426
Vehicles		97,661	32,219	238,985	128,880
Facilities		25,657	58,176	208,590	155,594
Head office support		240,393	162,900	1,034,063	488,700
General office and administration		781,761	118,094	1,580,427	647,637
Amortization of capital assets		15,217	68,251	132,254	216,088
Loss on disposal of fixed assets		-	-	20,871	-
Foreign exchange (gain) loss		(21,199)	10,919	124,464	110,586

Total additions		8,006,687	2,178,449	21,897,517	7,560,672

Deductions
Write-off of deferred exploration costs 5		1,961,405	673,528	4,889,260	2,047,162
Optionee contributions		-	(22,085)	-	718,517

Total deductions		1,961,405	651,443	4,889,260	2,765,679

Balance, end of period	5	49,024,262	25,875,934	49,024,262	25,875,934

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Unaudited, Expressed in United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2008	2007	2008	2007
		$	$	$	$
OPERATING ACTIVITIES
Net loss		(3,591,926)	(647,569)	(7,123,428)	(2,153,705)
Non-cash items:
Amortization of capital assets		6,561	2,699	14,883	11,035
Amortization of debt discount		431,948	-	431,948	-
Loss (gain) in fair value of investments held for trading		-	13,244	211,368	(26,650)
Gain on sale of available-for-sale investments		-	(364,520)	(1,680,650)	(592,188)
Write-off of deferred exploration costs		1,961,405	673,528	4,889,260	2,047,162
Write-off of mineral property acquisition costs		-	35,000	-	35,000
Stock-based compensation	7	269,985	315,515	732,384	783,460
Changes in non-cash working capital		403,549	10,837	(169,838)	62,815

Cash (used in) provided by operating activities		(518,478)	38,734	(2,694,073)	166,929

INVESTING ACTIVITIES
Expenditures on mineral interests		(22,080,500)	(2,731,243)	(66,321,621)	(8,472,047)
Proceeds from sale of investments		-	40,121	6,890,142	1,169,041
Purchase of investments		-	(4,998,755)	-	(5,043,755)
Advances to Gold Fields Limited		-	(498,779)	-	(498,779)

Cash used in investing activities		(22,080,500)	(8,188,656)	(59,431,479)	(12,845,540)

FINANCING ACTIVITIES
Proceeds from issuance of short-term debt	6	40,000,000	-	40,000,000	-
Proceeds from issuance of convertible debentures	6	9,881,423	-	9,881,423	-
Debt financing arrangement fees		(1,971,740)	-	(2,732,651)	-
Proceeds from exercise of stock options	7	-	-	267,233	478,900
Share and warrant issue costs	7	(9,152)	-	(21,377)	-

Cash provided by financing activities		47,900,531	-	47,394,628	478,900

Effect of exchange rate changes on cash and cash equivalents		(489,325)	-	(494,493)	-

Increase (decrease) in cash and cash equivalents		24,812,228	(8,149,922)	(15,225,417)	(12,199,711)

Cash and cash equivalents, beginning of period		13,167,301	18,466,070	53,204,946	22,515,859

Cash and cash equivalents, end of period		37,979,529	10,316,148	37,979,529	10,316,148

Supplemental information:
Cash paid for interest		-	-	-	-
Cash paid for capital taxes		-	-	(101,464)	-

Cash and cash equivalents consist of:
Cash		37,979,529	6,073,293	37,979,529	6,073,293
Highly liquid investments with terms to maturity of less than three months		-	4,242,855	-	4,242,855

		37,979,529	10,316,148	37,979,529	10,316,148

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Comprehensive Loss

(Unaudited, Expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$

Net loss	(3,591,926)	(647,569)	(7,123,428)	(2,153,705)

Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain in fair value of available-for-sale investments	(260,664)	439,498	157,924	508,452
Realized cumulative gain on sale of available-for-sale investments	-	(362,305)	(1,680,650)	(509,305)

Comprehensive loss	(3,852,590)	(570,376)	(8,646,154)	(2,154,558)

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

1 — NATURE OF OPERATIONS AND GOING CONCERN

Orezone Resources Inc. (“Orezone” or the “Company”), a development stage company incorporated under the Canada Business Corporations Act, is primarily engaged in the acquisition, exploration and development of precious metal properties in the countries of Burkina Faso and Niger in West Africa.  The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

A National Instrument 43-101 (“NI 43-101”) compliant Definitive Feasibility Study (“DFS”) was completed for the Company’s main project, Essakane, located in Burkina Faso, in September 2007 and updated in May 2008.  The DFS concluded that the property contains economically recoverable reserves and that development is warranted.  In February 2008, the Government of Burkina Faso passed a law granting the Company an industrial mining permit for Essakane.  In the third quarter of 2008, the Company and the Government of Burkina Faso finalized the terms of the Essakane Mining Convention.  The Company has ordered long lead-time equipment and is purchasing and taking delivery of critical supplies and equipment, completing detailed engineering, hiring staff and doing site preparation work in anticipation of a formal construction decision which will be made when all project financing is in place.  The recovery of these and other costs incurred on the Essakane property and the Company’s ability to continue with development are subject to a number of factors including securing additional financing, securing and maintaining all titles, permits and authorizations, and ultimately, establishing a profitable mining operation.   In the third quarter of 2008, UniCredit Group and the Standard Bank of South Africa received final credit approvals to fully underwrite and provide US$300M in project debt and a US$30M cost over-run facility for the project.  The availability of the facilities is subject to a number of conditions precedent, including entering into forward sales contracts for the term of the project facility and raising additional capital which was estimated at approximately $125 million.  Due to the current state of credit, equity and commodity markets it is expected that the terms of these facilities will change and credit committee re-approval will be required.

The Company also has several properties in the exploration stage.  The Company has not yet determined whether any of these other properties contain economically recoverable mineral reserves in accordance with NI 43-101.  The recovery of costs incurred on the Company’s exploration properties is subject to a number of factors including the discovery of economically recoverable reserves, the ability to secure financing sufficient to develop the reserves, the ability to achieve profitable operations, the ability to secure and maintain title, and/or the ability to dispose of the properties on favourable terms.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  There are significant uncertainties that may bear on the validity of this assumption.  The Company has no revenue generating operations and while it has been successful in securing financing to continue operations in the past, there can be no assurance that it will continue to do so in the future.  The Company has a $40 million short-term bridge loan maturing in January 2009.  The Company must obtain significant additional financing in the first quarter of 2009 in order to repay the bridge loan and continue development of the Essakane project.  These financial statements do not include adjustments to the carrying value of assets and liabilities, reported expenses, and balance sheet classifications that would be required if the going concern assumption was no longer appropriate.

2 — BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Accordingly, they do not include all of the information and notes required by Canadian GAAP for annual financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2007 (the “Annual Financial Statements”).

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

2 — BASIS OF PRESENTATION (continued)

The accounting policies used in preparing the Financial Statements are consistent with those used in preparing the Annual Financial Statements, except for the adoption on January 1, 2008 of amendments to handbook section 1400 and new accounting handbook sections 1535, 3031, 3862 and 3863 issued by the Canadian Institute of Chartered Accountants (CICA).

General Standards of Financial Statement Presentation (Section 1400)

The amendment to Section 1400 relates to management’s required assessment of an entity’s ability to continue as a going concern.  Except for additional disclosures, the adoption of this standard did not have any effect on the Financial Statements for the current or prior periods.

Capital Disclosures (Section 1535)

Section 1535 requires the disclosure of information about an entity’s objectives, policies and process for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.  Except for additional disclosures, the adoption of this standard did not have any effect on the Financial Statements for the current or prior periods.  Note 11 contains the required capital disclosures.

Inventories (Section 3031)

Section 3031 replaced Section 3030, Inventories. Section 3031 provides more guidance on the determination of the cost, measurement and disclosure of inventory. The adoption of this standard did not have any effect on the Financial Statements for the current or prior periods.

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863)

Sections 3862 and 3863 replaced Section 3861, Financial Instruments – Disclosure and Presentation. The presentation requirements of Section 3861 have carried forward to Section 3863 unchanged.  The disclosure requirements of Section 3862 establish standards for enhanced disclosures about financial instruments.  The standard requires the disclosure of qualitative and quantitative information about the exposure to risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Except for additional disclosures, the adoption of these standards did not have any effect on the Financial Statements for the current or prior periods.  Note 10 contains the financial instruments disclosures required by Sections 3862 and 3863.

Recently issued accounting pronouncements

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  The Company will adopt this standard in its Financial Statements for the year ended December 31, 2009. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company expects this new Section to have no effect on its consolidated Financial Statements.

In February 2008, the Canadian Accounting Standards Board confirmed that use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for publicly accountable profit-oriented enterprises such as the Company.  The Company must report its consolidated financial statements in accordance with IFRS no later than for the first quarter of 2011, with restatement of the 2010 comparative information presented. The Company is evaluating accounting policy differences between Canadian GAAP and IFRS. However, the financial reporting impact of the transition to IFRS has not yet been determined.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

3 — SALES TAXES RECEIVABLE

The Company pays value added taxes (“VAT”) on purchases in the countries in which it operates.  In some of these jurisdictions these amounts are reimbursable to the Company.  As at September 30, 2008, the Company had $1,019,591 in VAT receivable from the Government of Burkina Faso ($791,644 as at December 31, 2007).   The VAT receivable from the Government of Burkina Faso will only become reimbursable once the operating subsidiary which incurred the VAT is wound up.  This process is underway. The Company expects to collect the full amount of VAT receivable at that time and accordingly, it has been classified as a long-term asset.

4 — INVESTMENTS

Investments were comprised of:

	September 30, 2008	December 31, 2007
	$	$
Available-for-sale investments	121,752	6,853,967
Investments held for trading	-	211,368
	121,752	7,065,335

As at September 30, 2008, the Company’s available-for-sale investments consisted of common shares of publicly traded mining companies (see Notes 10 and 12).

5 — MINING INTERESTS

	September 30, 2008			December 31, 2007
	Essakane	Other properties	Total	Essakane	Other properties	Total
	$	$	$	$	$	$
Assets not subject to amortization

Mineral property acquisition costs	214,867,862	1,024,251	215,892,113	214,867,862	214,916	215,082,778
Deferred exploration and development costs	39,677,065	30,795,717	70,472,782	24,404,926	29,059,599	53,464,525
Optionee contributions	(21,448,520)	-	(21,448,520)	(21,448,520)	-	(21,448,520)
	18,228,545	30,795,717	49,024,262	2,956,406	29,059,599	32,016,005

Construction-in-progress	38,176,748	596,240	38,772,988	1,409,646	84,199	1,493,845

Assets subject to amortization

Property, plant and equipment, net
Land and buildings	128,700	398,240	526,940	-	392,482	392,482
Accumulated amortization	-	(21,924)	(21,924)	-	(20,303)	(20,303)
Office and field equipment	1,174,905	496,451	1,671,356	256,266	398,055	654,321
Accumulated amortization	(115,585)	(397,416)	(513,001)	(5,659)	(364,563)	(370,222)
Moveable equipment	12,722,665	635,813	13,358,478	121,939	635,813	757,752
Accumulated amortization	(47,480)	(626,518)	(673,998)	(2,810)	(586,759)	(589,569)
	13,863,205	484,646	14,347,851	369,736	454,725	824,461

	285,136,360	32,900,854	318,037,214	219,603,650	29,813,439	249,417,089

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

5 — MINING INTERESTS (continued)

Essakane

As at September 30, 2008, the Essakane property consisted of one mining permit (100.2 km2) and six exploration permits (968 km2).  The mining permit is valid for an initial period of twenty years and is renewable for five-year periods on an exclusive basis until the deposit is exhausted.  Five of the exploration permits expire in July 2009 and one expires in November 2009 (the permit expiring November 2009 may be renewed for up to two additional periods of three years).

Included within deferred exploration and development costs for the Essakane project are costs related to exploration activity conducted outside of the mining permit, and development and engineering, design and project management costs related to pre-construction activities. Optionee contributions represent reimbursements of exploration expenditures under option contracts with third parties.

Construction-in-progress for Essakane includes deposits and progress payments of $32,917,400 ($1,409,646 as at December 31, 2007) on plant and equipment and engineering, design and project management costs related to mine construction.  The Company commenced capitalizing engineering, design and project management costs as construction-in-progress upon completing the updated DFS in May 2008; prior to that time the Company considered such costs to be development costs and, accordingly, classified them as deferred exploration and development costs.

In the nine months ended September 30, 2008 deferred exploration costs of $431,255, representing all deferred exploration costs relating to the Dembam exploration permit, were written off due to negative exploration results.

As at September 30, 2008 the Company had capital expenditure commitments of $76,971,715 relating to construction of the Essakane mine.  These commitments were not liabilities as at September 30, 2008.   Commitments will become due, based on expected deliveries of equipment and services, as follows:

$
2008	15,898,523
2009	60,432,417
2010	202,350
2011	202,350
2012	202,350
Thereafter	33,725
76,971,715

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

5 — MINING INTERESTS (continued)

Other properties

The Company held the following exploration permits for mineral properties in the exploration stage:

	September 30, 2008
	Number of permits	Area (km2)	Expiry dates(1)
Séguénega (“Séga”)	2	313	June 2009 and March 2010
Bomboré	1	250	February 2010
Bondigui (“Bondi”)	1	224	August 2009
Niger and other	3	1,981	November 2010 – April 2027
	7	2,768

(1) – in Burkina Faso and Niger, exploration permits are valid for a period of three years from the date of issue and may be renewed for two more consecutive terms of three years each (permit size reductions accompany permit renewals in Niger).

Mineral property acquisition costs and deferred exploration costs for properties in the exploration stage were as follows:

	September 30, 2008		December 31, 2007
	Acquisition Cost	Deferred Exploration Costs	Acquisition Cost	Deferred Exploration Costs
	$	$	$	$
Séguénega (“Séga”)	11,410	13,093,018	11,410	12,032,956
Bomboré	866,656	5,964,617	57,321	3,023,829
Bondigui (“Bondi”)	146,185	7,482,746	146,185	7,926,781
Niger and other	-	4,255,336	-	6,076,033
	1,024,251	30,795,717	214,916	29,059,599

Séga, Burkina Faso

In addition to the permits noted in the above table, the Company also has option agreements with three separate owners holding exploration permits to the west of the Company's Sega permits.  The permits under option cover an aggregate area of 515 km2.  The Company can earn an interest of up to 100% in each of the permits by making certain annual payments to the owners and by funding and executing exploration programs during the option periods, which expire between March and December 2009.  As at September 30, 2008, the Company had made sufficient exploration expenditures to earn 51% interests under the option agreements, but had not made the payments required to exercise any of the options.  In the three months ended June 30, 2008, the Company wrote off $966,659 in deferred exploration costs due to negative exploration results relating to two permits under option.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

5 — MINING INTERESTS (continued)

Other properties (continued)

Bomboré, Burkina Faso

In the three months ended September 30, 2008, the Company purchased the remaining 50% interest in Bomboré from the joint owners as well as their net smelter royalty on Bomboré.  The Company issued 1,000,000 common shares in consideration for the purchase, which resulted in an acquisition cost of $809,335.

Bondi, Burkina Faso

In the three months ended September 30, 2008 deferred exploration costs of $254,314, representing all deferred exploration costs relating to the Nicéo permit, were written off due to negative exploration results.  In the three months ended March 31, 2008 deferred exploration costs of $332,704, representing all deferred exploration costs relating to the Poyo permit, were written off due to negative exploration results.

Niger and other

Two permits (982 km2) in Niger are uranium exploration permits which have terms of 20 years.

In the three months ended September 30, 2008 deferred exploration costs of $1,707,091, representing all deferred exploration costs relating to the Koyria permit under option (located in Niger), were written off due to negative exploration results.  In the three months ended March 31, 2008 deferred exploration costs of $1,197,237, representing all deferred exploration costs relating to the Nabéré, Tankiédougou and Komkara permits (all located in Burkina Faso) were written off due to negative exploration results.

6 — DEBT

	September 30, 2008	December 31, 2007
	$	$
Short-term debt
Secured bridge loan facility (a)	39,058,090	-
Long-term debt
Unsecured subordinated convertible debentures (b)	6,733,047	-

(a)

On August 29, 2008, the Company entered into a $40.0 million short-term secured bridge loan facility (the “Bridge Loan”) for the Essakane project.  The Bridge Loan expires on January 29, 2009 at which time all amounts drawn under the facility must be repaid.  The Bridge Loan bears interest at USD LIBOR plus 4%. Arrangement fees of $600,000 were paid upon closing.  The Company issued to the creditor 2,000,000 common share purchase warrants upon closing.  The warrants have an exercise price of CAD $1.30 and expire in August 2010.  The fair value of the warrants on issuance was $573,903.  The cost of the warrants, which are classified in shareholders’ equity, has been recognized as a financing cost of the transaction.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

6 — DEBT (continued)

(a)   (continued)

The Essakane project operating company, which is the debtor under the facility, has certain obligations under the Bridge Loan, including refraining from paying any distributions to its parent company and seeking the approval of the creditor prior to changing its business activities, issuing additional debt or entering into merger, consolidation or other corporate reorganizations.  Certain minimum forecast coverage ratios must be maintained under the Bridge Loan.  The Bridge Loan ranks senior to the convertible debentures and is secured by the common shares of the Essakane project operating company.

As at September 30, 2008, the Company had drawn $40.0 million under the Bridge Loan.  The arrangement fees and cost of the warrants issued reduced the initial carrying amount of the debt by $1,173,903 and are being recognized over the term of the Bridge Loan using the effective interest method.  Non-cash interest expense of $231,993 was recognized in the three months ended September 30, 2008.

(b)

On July 1, 2008, the Company issued a CAD $10.0 million convertible debenture to Minquest Fund I, L.P. (“Minquest”), a related party (see Note 12).  A 4% commission was paid to Minquest upon issuance of the debt. The debt has a term of three years, a coupon rate of 6%, and is convertible at Minquest’s option into Orezone common shares. The initial common share conversion price of $1.30 is adjusted for the dilutive effects of equity securities issued by the Company prior to conversion, other than those that may be issued under the Company’s stock option plans or the terms of the debenture.  Interest is payable in common shares at the option of the Company using the TSX market price at the time the interest becomes due.  At maturity, the principal may be repaid in common shares at the option of the Company using a conversion price of 95% of the volume weighted average price for the common shares during the twenty immediately-preceding trading days.  The Company can force conversion of the debt if its common shares close at a price greater than $2.25 per share for five consecutive days.  If the Company issues additional equity securities at a price lower than the conversion price, Minquest has the right to redeem the debenture and would be required to re-invest the proceeds in equity securities at a price not lower than the terms of the new equity issue. The debenture must be repaid if there is a change in control.  The debenture ranks subordinate to the Bridge Loan.

Upon initial recognition of the debenture, the financial liability component was $6,531,738 and the shareholders’ equity component was $2,860,494. The difference between the face value of the debenture and the financial liability component represents a discount which is amortized over the term to maturity using the effective interest rate method.  Financing costs of $340,203 were allocated to the financial liability component and will be recognized over the term of the debenture using the effective interest method; while financing costs of $148,988 were allocated to the shareholders’ equity component.

Interest expense in the three months ended September 30, 2008 was $344,898, of which $199,955 was non-cash amortization of the discount on the liability component.

The financial liability and equity components were determined based on their relative fair values at issuance.  The fair value of the equity component at issuance was estimated using the Black-Scholes option valuation model using the following assumptions:

Expected life

        Until July 1, 2011

Expected volatility

            60.8%

Risk-free interest rate

                            3.27%

Expected dividend yield

                                            0.00%

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

6 — DEBT (continued)

Scheduled principal repayments are as follows:

$
2008	-
2009	40,000,000
2010	-
2011	9,434,852

7 — CAPITAL STOCK

(a)

Capital stock

Authorized:
An unlimited number of common shares, without par value.

Issued:
Issued and outstanding and amounts recorded as capital stock and contributed surplus were as follows:

	Capital stock		Contributed Surplus
	Shares	$	$
Balance, December 31, 2007	355,955,938	318,618,681	3,429,253
Stock-based compensation	-	-	266,700
Stock options exercised	585,000	333,023	(154,347)
Issue costs	-	(12,225)	-
Balance March 31, 2008	356,540,938	318,939,479	3,541,606
Stock-based compensation	-	-	375,189
Stock options exercised	300,000	148,648	(60,091)
Balance June 30, 2008	356,840,938	319,088,127	3,856,704
Stock-based compensation	-	-	334,470
Reclassification of stock-based compensation previously classified as liabilities	-	-	208,830
Issuance of shares for mineral property (Note 5)	1,000,000	809,335	-
Issue costs	-	(3,350)	-
Issuance of common share purchase warrants	-	-	568,101
Balance September 30, 2008	357,840,938	319,894,112	4,968,105

(b)  Stock option plan

The Company may issue options to purchase up to a maximum of 5% of the common shares outstanding, less the aggregate number of shares reserved for issuance or issuable under any other security based compensation arrangement of the Company.  The exercise price of options issued shall be fixed by the Board, but shall not be less than the market price of the Company’s common shares for the five trading days immediately preceding issuance of the option.  The maximum contractual term of options issued is 10 years.  Vesting and exercisability are set by the Board for each individual award.

As at September 30, 2008, the Company was authorized to issue an additional 10,491,347 options to purchase common shares, representing 5% of the common shares outstanding (17,892,047) less options outstanding of 7,400,700.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

7 — CAPITAL STOCK (continued)

(b)  Stock option plan (continued)

Stock options were granted, exercised, forfeited and outstanding as follows:

	Three months ended September 30, 2008		Nine months ended September 30, 2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		CAD$		CAD$
Outstanding, beginning of period	6,145,700	1.11	7,280,700	1.03
Granted	1,255,000	1.20	1,255,000	1.20
Exercised	-	-	(885,000)	0.31
Forfeited	-	-	(250,000)	1.82
Outstanding, end of period	7,400,700	1.12	7,400,700	1.12

Options exercisable, September 30, 2008				5,030,700

The Company’s policy is to issue new shares to satisfy share option exercises.

The total intrinsic value of options outstanding at September 30, 2008 was $301,915 ($1,260,394 as at December 31, 2007).  The total intrinsic value of options exercised during nine months ended September 30, 2008 was $998,453.

Stock options outstanding as at September 30, 2008 had the following characteristics:

	Outstanding			Exercisable
Range of exercise prices	Outstanding Options	Weighted average remaining contractual life	Weighted average outstanding exercise price	Vested options	Weighted average vested exercise price
CAD$		(in years)	CAD$		CAD$
$0.00 to $0.49	1,600,000	3.81	0.30	1,600,000	0.30
$0.50 to $0.99	780,000	3.24	0.50	780,000	0.50
$1.00 to $1.49	2,837,500	7.68	1.25	1,752,500	1.28
$1.50 to $1.99	1,675,000	8.36	1.70	687,500	1.61
$2.00 to $2.50	508,200	7.87	2.03	210,700	2.01
	7,400,700	6.54	1.12	5,030,700	0.93

The weighted average exercise price and fair value of options granted for the nine months ended September 30 were as follows:

	Number of options granted	Weighted average exercise price	Weighted average grant date fair value
		CAD$	CAD$
2008	1,255,000	1.20	0.76
2007	1,550,000	1.75	1.61

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

7 — CAPITAL STOCK (continued)

(b)  Stock option plan (continued)

The fair value of each option award was estimated on the grant date using the Black-Scholes option valuation model, with the following weighted average assumptions:

                          Nine months ended September 30,

                            2008

                2007

Expected option life

     7.5 years                   7.5 years

Expected volatility

                              95%                         123%

Risk-free interest rate

                           3.65%                        4.20%

Expected dividend yield

                           0.00%                        0.00%

Stock-based compensation is reflected in the Financial Statements as follows:

Three months ended September 30,			Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$
Statements of Operations	269,985	315,515	732,384	783,460
Statements of Deferred Exploration and Development Costs	140,207	36,435	501,662	193,024
Balance Sheets – reduction of construction-in-progress	(75,722)	-	(48,857)	-
	334,470	351,950	1,185,189	976,484

As at September 30, 2008, there were $1,332,955 of total unrecognized compensation costs related to unvested share-based compensation awards granted under the stock option plan.  These costs are expected to be recognized over a weighted average period of 10 months. A portion of the costs will be allocated to deferred exploration and development costs based on the percentage of time spent by the optionee on related activities.

(c)  Common share purchase warrants

In conjunction with entering into the secured bridge loan facility in the three months ended September 30, 2008, the Company issued warrants to purchase 2,000,000 common shares.  The warrants have an exercise price of CAD $1.30 per share and expire in August 2010.  The warrants are valued in shareholders’ equity at their fair value on the date of issuance, $573,903, net of financing costs of $5,802.  The fair value of the warrants was estimated using the Black-Scholes option valuation model using the following assumptions:

Expected life

            Until expiration

Expected volatility

                           68.6%

Risk-free interest rate

                           3.27%

Expected dividend yield

                           0.00%

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

8 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties.  Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands.  Total assets segmented by geographic area were as follows:

	September 30, 2008	December 31, 2007
	$	$
Canada	4,109,527	48,714,558
British Virgin Islands	16,505,827	23,686,896
Burkina Faso	336,000,824	234,302,284
Niger	3,728,493	4,371,375
	360,344,671	311,075,113

9 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income were as follows:

	Three months ended September 30, 2008	Nine months ended September 30, 2008	Year ended December 31, 2007
	$	$	$
Accumulated other comprehensive income, beginning of period	435,999	1,698,061	483,211
Adjustment to accumulated other comprehensive income, beginning of period:
Cumulative unrealized gain in fair value of available-for-sale investments upon adoption of new accounting standard at January 1, 2007	-	-	606,634
Accumulated other comprehensive income, beginning of period (restated)	435,999	1,698,061	1,089,845
Unrealized (loss) gain in fair value of available- for-sale investments, net of tax	(260,664)	157,924	1,431,103
Realized cumulative gain on sale of available-for- sale investments, net of tax	-	(1,680,650)	(822,887)
Accumulated other comprehensive income, end of period	175,335	175,335	1,698,061
Deficit, end of period	(24,675,530)	(24,675,530)	(17,552,102)
Accumulated other comprehensive income and deficit, end of period	(24,500,195)	(24,500,195)	(15,854,041)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

9 — ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income was comprised of the following components:

	September 30, 2008	December 31, 2007
	$	$
Cumulative currency translation adjustments	483,211	483,211
Cumulative unrealized gains in fair value of available-for-sale investments	(307,876)	1,214,850
Accumulated other comprehensive income	175,335	1,698,061

10 — FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of cash and cash equivalents, other receivables ($95,336 and $28,529 as at September 30, 2008 and December 31, 2007, respectively), accounts payable and accrued liabilities other than VAT payable ($10,892,128 and $4,643,294 as at September 30, 2008 and December 31, 2007, respectively), short and long-term debt, and investments in common shares of publicly traded companies.  The fair value of other receivables, accounts payable and accrued liabilities are equivalent to their carrying amounts given their short maturity period.  As at September 30, 2008, the fair values of short-term debt and long-term debt were $40,000,000 and $8,506,033, respectively.

As described in Note 4, the Company holds common shares in publicly traded companies.  These investments are recorded on the Balance Sheet at fair value, which was determined directly by reference to the published share prices in the active markets in which they trade.

Financial instruments risks

(a)   Currency risk

In the normal course of operations, the Company is exposed to currency risk because of business transactions in foreign countries.  The Company mainly transacts in United States dollars (USD), Canadian dollars (CAD), Euros (EUR), Communauté Financière Africaine francs (XOF) and South Africa rand (ZAR).  Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

10 — FINANCIAL INSTRUMENTS AND RISKS (continued)

(a)   Currency risk (continued)

The Company’s financial instruments by currency of denomination were as follows:

	September 30, 2008
	USD	CAD	EUR	XOF	ZAR	Other	Total
Financial assets
Cash and cash equivalents	20,050,656	925,425	10,248,611	126,495	6,628,342	-	37,979,529
Other receivables	-	22,853	-	72,483	-	-	95,336
Investments	-	121,752	-	-	-	-	121,752
	20,050,656	1,070,030	10,248,611	198,978	6,628,342	-	38,196,617

Financial liabilities
Accounts payable and accrued liabilities	1,003,417	2,148,287	1,463,711	3,672,599	2,266,793	337,321	10,892,128
Short-term debt	39,058,090	-	-	-	-	-	39,058,090
Long-term debt liability component (1) -		6,733,047	-	-	-	-	6,733,047
Net financial assets (liabilities)	(20,010,851)	(7,811,304)	8,784,900	(3,473,621)	4,361,549	(337,321)	(18,486,648)

(1) Long-term debt is comprised of a CAD $10.0 million convertible debenture.  In addition to the long-term debt liability component in the above table, there is an equity component of $2,860,494, which is not revalued for foreign exchange rate changes.

A 10% weakening against the U.S. dollar of the currencies to which the Company had significant exposure at September 30, 2008 would have had the following effects in the three and nine months ended September 30, 2008 (a 10% strengthening against the U.S. dollar would have had the opposite effect):

	Foreign exchange gains (losses)	Increase in other comprehensive loss

CAD	793,306	12,175
EUR	(878,490)	-
XOF	347,362	-
ZAR	(436,155)	-
Other	33,732	-
	(140,245)	12,175

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

10 — FINANCIAL INSTRUMENTS AND RISKS (continued)

(b)   Other price risk

The Company’s available-for-sale investments (investments in common shares of publicly traded mining companies) are exposed to other price risk.  The Company has not hedged or mitigated its exposure to other price risks.

(c)   Credit risk

The Company’s other receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s receivables will fail to discharge their obligations to the Company.   The amount of credit risk to which the Company is exposed is insignificant due to the limited amount of other receivables.

(d)   Liquidity risk

As at September 30, 2008, the Company was exposed to significant liquidity risk, which is the risk that the Company will have difficulty in meeting its financial obligations as they become due.  As at September 30, 2008, the Company had a working capital deficit of $11,309,650 which includes a $40 million short-term bridge loan maturing at the end of January 2009.  The Company also has purchase commitments of $76,971,715 as described in Note 5, although the majority of these commitments are cancellable and the Company has a significant investment in potentially saleable equipment.  However, the Company requires significant additional financing in the first quarter of 2009 in order to repay the Bridge Loan at maturity and to continue advancing development of the Essakane project.

(e)   Interest rate risk

The Company’s variable-rate short-term debt and fixed-rate long-term debt are exposed to interest rate risk.  Future changes in market interest rates would affect the interest payments on the Company’s variable-rate short-term debt.  A 1% increase in USD LIBOR would increase the Company’s quarterly interest expense on short-term debt by $101,822.  Future changes in market interest rates would affect the fair value of the Company’s fixed-rate long-term debt, but would have no impact on the Company’s future interest and principal payments.  The Company has not hedged or mitigated its exposure to interest rate risk.

11 — CAPITAL MANAGEMENT

As at September 30, 2008, the Company’s capital consisted of shareholders’ equity and two debt facilities (see Note 6).

The Company’s primary objectives of managing its capital are to maintain sufficient levels of capital to continue its current exploration, development and other operating activities, and to maintain sufficient financial strength and flexibility to support additional future investments in the development of the Company’s mining properties.  The Company achieves its objectives by rationally allocating capital in accordance with management’s strategies and periodically raising capital from investors.

To initiate construction at the Essakane property, the Company will need to raise significant amounts of additional capital, including debt (see Note 1 – Nature of Operations and Going Concern).

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

12 — RELATED PARTY TRANSACTIONS

In the three months ended September 30, 2008 the Company issued a CAD $10.0 million convertible debenture to Minquest, whose President and Managing Partner is a member of the Company’s Board of Directors.  The issuance of the debenture and 4% commission, related interest expense of $344,898 and foreign exchange gain of $143,589 recognized in the three months ended September 30, 2008 were recorded at the exchange amount (see Note 6).

One of the Company’s available-for-sale investments is in common shares of a publicly traded company of which the Company’s CEO is a director.  The carrying and fair values of this investment were $114,021 and $481,227 as at September 30, 2008 and December 31, 2007, respectively.

In the three months ended March 31, 2008 the Company charged $11,003 in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company ($7,322 and $50,383 in fees were charged in the three and nine months ended September 30, 2007, respectively).  During these periods, the Company’s CEO was a director of San Anton and San Anton’s President and Chief Executive Officer (“CEO”) was a director of the Company.  On April 1, 2008, San Anton ceased to be a related party to the Company.

13 — DEFERRED FINANCING COSTS

In the three and nine months ended September 30, 2008, the Company incurred costs in connection with proposed and completed issuances of debt.  The Company’s policy is to expense costs incurred in connection with proposed issuances of share capital or debt unless the costs incurred are direct and incremental with respect to a proposed transaction, the proposed transaction is specifically identified such that the form of debt or share capital is known, and completion of the proposed transaction is considered to be more likely than not. Where all of these conditions are satisfied, the Company defers the costs of proposed issuances of share capital or debt as deferred financing costs. When the proposed transactions are completed, the Company adjusts the carrying amount of the debt or share capital issued by any related deferred financing costs.  The Company expenses all deferred financing costs related to a proposed issuance of share capital or debt if the proposed transaction is abandoned, or if completion of the proposed transaction is no longer considered to be more likely than not.

In the three months ended September 30, 2008, financing costs of $1,173,903 and $489,191 were applied to reduce the initial carrying amounts of the short-term debt and long-term convertible instrument, respectively, issued in the period.

14 — COMPARATIVE FIGURES

Certain of the prior year’s figures, presented for comparative purposes, have been reclassified to conform to the financial statement presentation adopted in the current period.